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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

September 11, 2014

Re:	Affimed Therapeutics B.V.
Amendment No. 4 to Registration Statement on Form F-1
Filed September 8, 2014
File No. 333-197097

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are responding to the oral comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (File No. 333-197097, as amended, the “Registration Statement”) provided by the Staff on September 10, 2014. In conjunction with the filing of this letter today, we are filing an amendment to the Registration Statement with the changes noted in our response to comment number 1 below (the “Amendment”). We are also sending you, under separate cover, a copy of the Amendment and three sets of changed pages showing the changes in the Amendment from the previously filed Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

Notes to the unaudited interim condensed consolidated financial statements

Note 3. Basis of preparation and changes to Group’s accounting policies

Critical judgments and accounting estimates, page F-10

1.	We acknowledge response to comment 2. Please tell us why additional disclosure with respect to the information contained in this response is not warranted. See IFRS 13, specifically 93(d). In this regard please revise your disclosure to provide information similar to that in your response.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	2	September 11, 2014

Response:	We respectfully advise the Staff that IFRS 13, including its disclosure requirements applicable to interim financial statements, do not apply to share-based payment arrangements, see IFRS 13.6a. The preferred shares are carried at amortized cost rather than fair value; IFRS 13.93d applies to financial instruments measured at fair value. However, in response to your comment, we will enhance our disclosure by adding the information contained in our previous response to comment #2 as follows:

In the second quarter of 2014, in preparation of the IPO, information that is more representative of the fair value of the preferred shares became available, and the Company incorporated that information in the determination of the fair value of the preferred shares. The discounted cash flow model using a weighted average cost of capital formed the basis of the valuation; however, the Company adjusted the data because reasonably available information indicated that other market participants would consider additional data. Accordingly, the Company took into account such information, including the following:

• pricing feedback from potential investors;

• recent (Q2/2014) IPO valuations for peer companies;

• current market valuations for peer companies relative to their respective IPO valuations;

• the size and quality of the biotechnology and pharma IPO backlog; and

• feedback from the Company’s existing shareholders.

The preferred shares are not convertible into common shares based on their terms, and therefore the exchange must be negotiated between the Company and its shareholders. Thus, the Company prepared a term sheet for the exchange of the preferred shares into common shares and took into account input from such holders to the proposed terms. The resulting fair value applied in the interim financial statements for the six months ended June 30, 2014 is based on the estimated valuation for an IPO and the terms of a contemplated exchange of preferred shares into common shares. The Company considers this valuation and the contemplated terms of exchange to be more reliable evidence of fair value of the preferred shares.

2.	In addition, we did not note the reconciliation of the resulting fair value applied in the interim financial statements for the six months ended June 30, 2014, that reconciles to the price range of the common shares of the Company presented in your preliminary prospectus filed on September 2, 2014 as noted in your response. Please provide us with that reconciliation.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	3	September 11, 2014

Response:	We respectfully advise that the reconciliation requested by the Staff is provided in Appendix A to this response letter.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Dr. Adi Hoess, Chief Executive Officer

Dr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.

Appendix A Reconciliation between the value of the Company (at the mid-point of the price range listed on the cover of the prospectus) and P&L impact change in accounting estimate

June 30, 2014
Price per share (in USD)	12.00
Shares outstanding (immediately prior to the offering)	16.0
Equity Value pre-money (in USD millions)	191.8
Equity Value pre-money (in EUR millions)	140.1
Minus: Series E investment as disclosed in Registration Statement	(8.2)
Equity Value allocable to Existing Instruments (before Series E financing round)	131.9

Allocated to Existing Instruments
Common Shares	1.0
Series D Preferred Shares, as disclosed on page F-10	118.1
Carve Out	10.3
ESOP	2.5
Total	131.9

Fair Value Incentive Instruments – after Discount for Lack of Marketability (DLOM)
Carve Out	9.1
ESOP	1.2
Fair value incentive instruments, as disclosed on page F-13	10.3